UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 6, 2023

Andrés Conesa Labastida
Chief Executive Officer
Grupo Aeromexico, S.A.B. de C.V.
Avenida Paseo de la Reforma 243, 25th Floor
Col. Renacimiento, Cuauhtémoc 06500
Mexico City
United Mexican States

Re: Grupo Aeromexico, S.A.B. de C.V.
Amendment No. 2 to Draft Registration Statement on Form F-1
Submitted October 10, 2023
CIK 0001561861

Dear Andrés Conesa Labastida:

We have reviewed your amended draft registration statement and have the following comment.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form F-1 submitted October 10, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 105

1. We note your presentation of condensed consolidated interim statements of profit or loss and other comprehensive income for the six-month and three-month periods ended June 30, 2023 and 2022 on page F-93. In that regard, please expand management's discussion and analysis to include a discussion of your results of operations for the three months ended June 30, 2023 and 2022. Refer to Item 5 of Form 20-F.

Please contact Yolanda Guobadia, Staff Accountant, at 202-551-3562 or Gus Rodriguez, Staff Accountant, at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Claudia Rios, Staff Attorney, at 202-551-8770 or Kevin Dougherty, Staff Attorney, at 202-551-3271 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: John Vetterli, Esq.